RECEIVED
2004 APR 29 A 11:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04024725

82-34628

To	Ms.Anne Marie Tierney
Company	Office of International Corporate Finance Securities and Exchange Commission
Fax	(202) 9429525
From	Ronald Seckelmann Director of Investor Relations
Company	**Klabin S.A.**
Phone	(11) 32254027
Fax	(011) 32254241
Date:	April 29, 2004
Ref.:	**Klabin S.A. - Deliberations**

SUPPL

Please find enclosed the Deliberations of Extraordinary Meeting of the Council, hold on April 28, 2004, 14:30 p.m.

Ronald Seckelmann
Director of Investor Relations

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

dw 5/4

Klabin SA
rua Formosa 367, 12
01075-900 São Paulo SP
tel 11 3225 4000
www.klabin.com.br

KLABIN S.A.
Public Company – CNPJ/MF n° 89.637.490/0001-45
NIRE n° 35300188349

EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS
Held on April 28, 2004, at 2:30 P.M.

DELIBERATIONS

1. Elected, as Chairman of the Board of Directors Mr. Miguel Lafer.

2. Re-elected the Executive Officers.

São Paulo, April 28, 2004.
Ronald Seckelmann
Director of Investor Relations